As filed with the Securities and Exchange Commission on June 14, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION
14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

SCHUFF INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

SCHUFF ACQUISITION CORP.
DAVID A. SCHUFF
SCOTT A. SCHUFF
SCHUFF FAMILY TRUST
SCOTT A. SCHUFF FAMILY TRUST
SCOTT A. SCHUFF IRREVOCABLE TRUST
SCHUFF IRREVOCABLE TRUST
19TH AVENUE/BUCHANAN LIMITED PARTNERSHIP
(Names of Filing Persons, each an offeror))

Common Stock, par value $.001 per share
(Title of Class of Securities)
808156103
(CUSIP Number of Class of Securities)

Scott A. Schuff
President
Schuff Acquisition Corp.
1841 West Buchanan Street
Phoenix, Arizona 85007
(602) 452-4497
(name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Robert S. Kant, Esq.
Scott K. Weiss, Esq.
Greenberg Traurig, LLP
2375 E. Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 445-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$4,694,121	$595

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,040,922 shares of common stock, par value $.001 per share, at the increased tender offer price of $2.30 per share in cash.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $595

          Filing Party: Schuff Acquisition Corp.

          Form or Registration No.: Schedule TO (Amendment No. 2)

          Date Filed: May 14, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

                    This Amendment No. 5 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO is being filed by Schuff Acquisition Corp., an Arizona corporation (“SAC”) to be wholly owned by David A. Schuff, Scott A. Schuff, and their affiliates named herein and amends and supplements (a) the Tender Offer Statement initially filed with the Securities and Exchange Commission (“SEC”) on April 30, 2004 (“Initial Schedule TO”) and as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on May 10, 2004, Amendment No. 2 to Schedule TO and Schedule 13E-3 Transaction Statement filed with the SEC on May 14, 2004 (the “Second Amended Schedule TO”), Amendment No. 3 to Schedule TO and Schedule 13E-3 Transaction Statement filed with the SEC on May 20, 2004, and Amendment No. 4 to Schedule TO and Schedule 13E-3 Transaction Statement filed with the SEC on June 1, 2004; and (b) the Schedule 13E-3 Transaction Statement filed under cover of Schedule TO initially filed with the SEC on May 11, 2004 and as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 Transaction Statement filed under cover of Schedule TO filed with the SEC on May 11, 2004. Unless the context otherwise requires, all references to SAC mean SAC, David A. Schuff, Scott A. Schuff, the Schuff Family Trust, the Scott A. Schuff Family Trust, the Scott A. Schuff Irrevocable Trust, the Schuff Irrevocable Trust, and 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership. This Schedule TO relates to the Offer by SAC to purchase all of the outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Schuff International, Inc., a Delaware corporation, at an amended purchase price of $2.30 per share, net to the seller in cash. The offer is set forth in the Supplement to the Offer to Purchase dated May 14, 2004 (the “Supplement”), a copy of which is attached as Exhibit (a)(1)(I) to the Second Amended Schedule TO, the Offer to Purchase dated April 30, 2004 (the “Offer to Purchase”), as amended, and in the related revised Letter of Transmittal attached as Exhibit (a)(1)(J) to the Second Amended Schedule TO, (which, together with the Supplement and Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the Offer). Copies of the Offer to Purchase and the original Letter of Transmittal were attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Initial Schedule TO.

                    The information in the Offer to Purchase, including all schedules and exhibits thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, except as otherwise set forth below.

Item 11. Additional Information.

On June 10, 2004, SAC announced that it was further extending the Expiration Date of the Offer to 5:00 p.m., Denver Time, on Thursday, June 24, 2004, unless the Offer is extended. The Offer, as extended, was set to expire at 5:00 p.m., Denver Time, on Thursday, June 10, 2004. According to the Depositary in connection with the Offer, as of June 10, 2004, holders of 854,353 Shares have tendered their Shares pursuant to the Offer.

The text of the Press Release announcing the extension of the expiration date of the Offer is attached hereto as Exhibit (a)(1)(O).

Item 12. Exhibits.

(a)(1)(O)	Press Release issued by Schuff Acquisition Corp. dated June 10, 2004.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SCHUFF ACQUISITION CORP.

By:	/s/ Scott A. Schuff

Name:	Scott A. Schuff
Title:	President
Date:	June 10, 2004

EXHIBIT INDEX

ITEM 12. Exhibits.

(a)(1)(O)	Press Release issued by Schuff Acquisition Corp. dated June 10, 2004.